CENTRE FUNDS

48 Wall Street, Suite 1100

New York, New York 10005

January 17, 2014

Via EDGAR

Mr. Derek Newman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Centre Funds (formerly, Drexel Hamilton Mutual Funds) – Centre Active U.S. Treasury Fund
File Nos. 333-173306 and 811-22545

Dear Mr. Newman:

This letter responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 5 under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 10 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (the “Registration Statement”) of Centre Funds (formerly, Drexel Hamilton Mutual Funds) (the “Trust”) with respect to its new series, Centre Active U.S. Treasury Fund (the “Fund”), which was filed with the SEC on November 5, 2013 (the “Amendment”). Pursuant to Rule 485(b) under the 1933 Act, on January 17, 2014, the Trust will file with the SEC Post-Effective Amendment No. 8 under the 1933 Act and Amendment No. 13 under the 1940 Act to the Registration Statement for purposes of incorporating, among other revisions, revisions to the Fund’s Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) in response to comments of the Staff relating to the Amendment, and making routine updates to certain financial and general information pertaining to the Trust and its series. The Staff’s comments, which were provided to Ms. JoEllen Legg by you by telephone on December 30, 2013, and the Trust’s responses are set forth below.

Prospectus

FEES AND EXPENSES OF THE FUND

1.

Comment:   Please confirm supplementally that it is anticipated that the Fund will not incur any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or

Mr. Derek Newman

January 17, 2014

extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) that are not currently included in “Other Expenses.”

Response: The Fund currently anticipates that it will not incur any such fees or expenses that are not currently included in “Other Expenses.”

2.

Comment:  Please include a statement in footnote 2 of the table under “FEES AND EXPENSES OF THE FUND” that, to the extent the Fund incurs any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business), the Fund’s Total Annual Fund Operating Expenses (before fee waiver and/or expense reimbursements) would be higher.

Response: The Fund has revised the disclosure in response to this comment.

3.	Comment: Please disclose the start date for the Expense Limitation Agreement in footnote 2 of the table under “FEES AND EXPENSES OF THE FUND”.

Response: The disclosure has been revised to disclose that the Expense Limitation Agreement is dated and effective as of November 4, 2013.

4.

Comment:  Please clarify that the Adviser’s ability to recoup any waived or reimbursed amount pursuant to the Expense Limitation Agreement in footnote 2 of the table under “FEES AND EXPENSES OF THE FUND” is only for a three-year period.

Response: The disclosure has been revised to clarify that, under the Expense Limitation Agreement, the Adviser generally may, subject to certain limitations, recoup any amount waived or reimbursed pursuant to the agreement in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs.

ADDITIONAL INVESTMENT POLICIES AND RISKS

5.	Comment: Please revise the sentence in “ADDITIONAL INVESTMENT POLICIES AND RISKS—General” to read as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in U.S. Treasury bonds, Treasury bills, Treasury notes, and TIPS. (emphasis added)

Response: The Fund has revised the disclosure in response to this comment.

6.	Comment: Referring to “ADDITIONAL INVESTMENT POLICIES AND RISKS—Other Investment Companies”, please confirm supplementally that the Fund does not intend to invest in unregistered money market funds.

Mr. Derek Newman

January 17, 2014

Response: Currently, the Fund does not intend to invest in unregistered money market funds.

7.	Comment: Please revise the second sentence in “ADDITIONAL INVESTMENT POLICIES AND RISKS—Derivatives” to read as follows:

The Fund may also be exposed to exchange-traded derivative products, such as exchange-traded futures and options that are collateralized by cash or liquid securities, for temporary cash management or investment transition purposes, or to hedge the risks of existing positions. (emphasis added)

Response: The Fund has revised the disclosure to clarify that, to the extent that the Fund uses derivatives, it intends to segregate assets or otherwise cover such positions in accordance with applicable law and Staff guidance.

INVESTING IN THE FUND

8.	Comment: Please revise the second sentence of the first paragraph under “INVESTING IN THE FUND—Determining the Fund’s Net Asset Value per Share (“NAV”)” to read as follows:

The price at which you purchase or redeem shares is based on the next calculation of the Fund’s NAV after an order is received, subject to the order being received by the Fund in Good Form (as defined below). (emphasis added)

Response: The Fund has revised the disclosure in response to this comment.

9.

Comment: Please revise the disclosure under “INVESTING IN THE FUND—Determining the Fund’s Net Asset Value per Share (“NAV”)” to include a brief explanation of how the Fund’s investments in other registered open-end mutual funds are valued in accordance with the instruction to Item 11(a)(1) of Form N-1A.

Response: The Fund has revised the disclosure to explain that, to the extent that the Fund invests in a registered open-end investment company, the Fund’s net asset value calculations with respect to such investments will be based upon the net asset value reported by such other open-end investment company.

10.

Comment: Please revise the disclosure under “INVESTING IN THE FUND—Determining the Fund’s Net Asset Value per Share (“NAV”)” to provide the disclosure required by instruction 2 to Item 11(a)(3) of Form N-1A.

Response: In response to this comment, the Fund has revised the disclosure to include the following sentence:

Mr. Derek Newman

January 17, 2014

To the extent that the Fund holds securities traded in foreign markets that close prior to U.S. markets, significant events, including company-specific developments or broad market moves, may affect the value of foreign securities held by the Fund. Consequently, the Fund’s NAV may be affected during a period when shareholders are unable to purchase or redeem their shares in the Fund.

11.	Comment: Please revise the disclosure in the last sentence of the second paragraph under “INVESTING IN THE FUND—Determining the Fund’s Net Asset Value per Share (“NAV”)” to read as follows:

Fair value pricing may be used, for example, in situations where (i) an exchange-traded portfolio security is so thinly traded that there have been no transactions for that security over an extended period of time or the validity of a market quotation received is questionable; (ii) the exchange on which the portfolio security is principally traded closes early; (iii) trading of the portfolio security is halted during the day and does not resume prior to the NAV calculation; or (iv) a broker quote is not available for a fixed income security. (emphasis added)

Response: The Fund believes that the current disclosure, which states that “securities and assets for which representative market quotations are not readily available or which cannot be accurately valued using the Trust’s normal pricing procedures are valued at fair value as determined in good faith under policies approved by the Trustees” addresses the circumstances in which fixed income securities may be fair valued. As such, the Fund has not revised the disclosure in response to this comment.

PURCHASING SHARES OF THE FUND

12.	Comment: Please revise the first sentence of the third full paragraph under “PURCHASING SHARES OF THE FUND—Purchase Procedures” to read as follows:

A purchase order is considered to be in “Good Form” if the request includes: (i) the name and class of the Fund in which an investor wishes to invest; (ii) the amount the investor wishes to invest; (iii) the name in which the investor’s account is to be registered (or, in the case of subsequent investments, the investor’s account number); (iv) the signature of each person in whose name such account is (or is to be) registered; and (v) payment in full of the purchase amount. (emphasis added)

Response: The Fund has revised the disclosure in response to this comment.

Mr. Derek Newman

January 17, 2014

REDEEMING SHARES OF THE FUND

13.	Comment: Please revise the first sentence of the first paragraph under “REDEEMING SHARES OF THE FUND” to read as follows:

You may redeem full and fractional shares of the Fund for cash at the next determined NAV after receipt of a completed redemption request in Good Form. A redemption order is considered to be in “Good Form” if the request includes: (i) the name and class of the fund from which an investor wishes to redeem; (ii) the dollar amount or number of shares the investor wishes to redeem; (iii) the investor’s account number; (iv) the investor’s address; and (v) the signature of an authorized signer (and signature guarantee if applicable). (emphasis added)

Response: The Fund has revised the disclosure in response to this comment.

14.	Comment: Please revise the first sentence under “REDEEMING SHARES OF THE FUND—By Mail” to read as follows:

To redeem shares, you should give instructions that specify the name of the Fund and number of shares or the dollar amount to be redeemed to: … (emphasis added)

Response: The Fund has revised the disclosure in response to this comment.

COMPENSATION FOR DISTRIBUTION AND SHAREHOLDER SERVICES

15.

Comment: Please revise the disclosure under “COMPENSATION FOR DISTRIBUTION AND SHAREHOLDER SERVICES” to disclose, in accordance with Item 12(b)(2) of Form N-1A, that because 12b-1 fees are paid out of the Fund’s assets on an on-going basis, over time such fees will increase the cost of an investment and may cost an investor more than paying other types of sales charges.

Response: The Fund has revised the disclosure, as applicable, in response to this comment.

SAI

OTHER INVESTMENT POLICIES AND RELATED RISK FACTORS

16.	Comment: Please consider adding disclosure under “OTHER INVESTMENT POLICIES AND RELATED RISK FACTORS—Derivative Investments” regarding asset segregation earmarking requirements.

Response: Investing in derivatives is currently not a principal investment strategy of the Fund. Disclosure regarding the Fund’s potential use of derivatives and the corresponding risks have been included under “ADDITIONAL INVESTMENT POLICIES AND

Mr. Derek Newman

January 17, 2014

RISKS” in the Prospectus. To the extent that the Fund uses derivatives, it intends to segregate assets or otherwise cover such positions in accordance with applicable law and Staff guidance. Accordingly, the Fund has not revised the disclosure in response to this comment.

17.

Comment: Please consider adding risk disclosure under “OTHER INVESTMENT POLICIES AND RELATED RISK FACTORS” that current market and regulatory events could have an impact on the value of fixed-income securities held by the Fund.

Response: The Fund believes that the existing risk disclosure under “Recent Market and Regulatory Events” in the Prospectus addresses current and market regulatory events and their potential impact on the Fund’s portfolio securities. As such, the Fund has not revised the disclosure in response to this comment.

INVESTMENT LIMITATIONS

18.	Comment: Referencing investment limitation (6) under “INVESTMENT LIMITATIONS”, if the Fund intends to engage in securities lending, please add risk disclosure as appropriate.

Response: Currently, the Fund does not intend to engage in securities lending.

MANAGEMENT AND OTHER SERVICE PROVIDERS

19.

Comment: Please revise the disclosure under “MANAGEMENT AND OTHER SERVICE PROVIDERS—Codes of Ethics” to state that the Fund’s principal underwriter has adopted a code of ethics, as required by Rule 17j-1 under the 1940 Act.

Response: The Fund has revised the disclosure in response to this comment.

20.	Comment: Please revise the disclosure under “MANAGEMENT AND OTHER SERVICE PROVIDERS—Distribution and Service (12b-1) Fees” to include the disclosure required by Item 19(g)(1) of Form N-1A.

Response: The Fund believes that the current disclosure, which states that the Fund may pay up to 0.25% of the average daily net assets attributable to the Investor Class shares of the Fund to one or more persons for the expenses of activities that are primarily intended to result in the sale of such class of shares, which expenses may include service fees paid to certain securities dealers and the expenses attributable to printing prospectuses and reports used for sales purposes, marketing support and preparing and distributing sales literature and advertisements, provides the applicable disclosure required by Item 19(g)(1) of Form N-1A. Because the Fund is newly formed and has not yet commenced investment operations, information regarding dollar amounts paid by the Fund under the Plan is not yet available. As such, the Fund has not revised the disclosure in response to this comment.

Mr. Derek Newman

January 17, 2014

PORTFOLIO TRANSACTIONS

21.	Comment: Please revise the disclosure under “PORTFOLIO TRANSACTIONS—Brokerage Selection” to include the disclosure required by Item 21(a) of Form N-1A.

Response: The Fund believes that the current disclosure includes the disclosure required by Item 21(a) of Form N-1A. The disclosure describes how transactions in portfolio securities are effected, including by stating that the general principle guiding the Adviser and Sub-Adviser is to obtain the best overall execution for each trade, and by listing a number of discretionary factors considered in selecting brokers to effect Fund transactions, including a broker-dealer’s financial strength, reputation, execution quality, pricing, commission rates and full range of brokerage services. The disclosure also notes, among other things, that, although the Adviser or the Sub-Adviser will seek competitive rates, it may not necessarily obtain the lowest possible commission rates for the Fund’s transactions. Because the Fund is newly formed and has not yet commenced investment operations, information regarding aggregate amounts of any brokerage commissions paid by the Fund during its three most recent fiscal years is not yet available. As such, the Fund has not revised the disclosure in response to this comment.

22.

Comment: Please revise the disclosure in the second sentence under “PORTFOLIO TRANSACTIONS—Brokerage Selection” to provide other factors for placing portfolio transactions with a broker-dealer in accordance with Item 21(c) of Form N-1A.

Response: The Fund believes that the requested disclosure is currently included in this section, which provides that:

The Adviser or the Sub-Adviser may, however, place portfolio transactions with broker-dealers that promote or sell the Fund’s shares so long as such transactions are done in accordance with the policies and procedures established by the Trustees that are designed to ensure that the selection is based on the quality of the broker-dealer’s execution and not on its sales efforts. In selecting broker-dealers to be used in portfolio transactions, the general principle guiding the Adviser and Sub-Adviser is to obtain the best overall execution for each trade, which is a combination of price and execution. With respect to execution, the Adviser or the Sub-Adviser considers a number of discretionary factors, including, without limitation, the broker-dealer’s financial strength, reputation, execution quality, pricing, commission rates and service. In seeking best execution, the determinative factor is not always the lowest possible cost, but whether the transaction represents the best qualitative execution, taking into consideration the full range of brokerage services, including factors such as execution capability, commission rates, and responsiveness. (emphasis added)

As such, the Fund has not revised the disclosure in response to this comment.

Mr. Derek Newman

January 17, 2014

23.	Comment: Under “PORTFOLIO TRANSACTIONS—Brokerage Selection”, please provide the disclosure required by Item 21(d) of Form N-1A, if applicable.

Response: The disclosure required by Item 21(d) of Form N-1A is not applicable to the Fund.

DISCLOSURE OF PORTFOLIO HOLDINGS

24.	Comment: Please revise the disclosure under “DISCLOSURE OF PORTFOLIO HOLDINGS” to state, if true, that shareholders may obtain a copy of the Fund’s portfolio holdings on its website.

Response: The Fund has revised the disclosure in response to this comment.

25.	Comment: Please consider revising the last bullet point in the third paragraph under NET ASSET VALUE” of the Fund’s SAI to read as follows:

Securities for which market or broker quotations are not readily available are valued at fair value as determined in good faith using methods approved by the Trustees. Securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities. (emphasis added)

Response: The Fund believes that the current disclosure is consistent with the requirements of the 1940 Act and the interpretations thereunder. Accordingly, the Fund has not revised the disclosure in response to this comment.

* * * * *

On behalf of the Trust, I hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Derek Newman

January 17, 2014

* * * * *

Please contact the undersigned at (212) 918-4707 with any questions. Thank you.

Sincerely,

/s/ James A. Abate
James A. Abate President and Secretary

cc:	Vu Phong Nguyen Paul M. Miller Keri Riemer